UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

The OLB Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

67086U 307
(CUSIP Number)

Ronny Yakov c/o The OLB Group, Inc. 200 Park Avenue, Suite 1700 New York, NY 10166 (212) 278-0900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 15, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 See response to Item 3 below.

SCHEDULE 13D

CUSIP No.	641119 102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ronny Yakov
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,888,564

	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER 3,888,564

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,888,564

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.67%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1.	Security and Issuer

The class of equity security to which this statement relates is the Common Stock, $0.0001 par value (the “Common Stock”), of The OLB Group, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 200 Park Avenue, Suite 1700, New York, NY 10166.

Item 2.	Identity and Background

(a)	The person filing this statement is Ronny Yakov (the “Reporting Person”).

(b)	The Reporting Person’s residence is 1623 Third Avenue, 31G, New York, NY 10128.

(c)	The Reporting Person is Chairman and Chief Executive Officer of the Issuer.

(d), (e)	The Reporting Person has not, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Considerations

On November 12, 2019, the Company effected a one-for-thirty reverse stock split of its common stock (the “Reverse Split”). All shares throughout this Schedule 13D have been retroactively restated to reflect the Reverse Split.

In a series of transactions, the Reporting Person acquired (i) 3,488,033 shares of Common Stock, (ii) 1,021 shares of Series A Preferred Stock, (iii) 227,003 Series A Conversion Warrants with an exercise price of $9.00, (iv) 56,751 Series B Conversion Warrants with an exercise price of $4.50 and (v) 20,001 options to purchase common stock. The options vest and become exercisable in three (3) equal annual installments beginning on the one-year anniversary of the grant date. The options have an exercise price of $0.03 and expire in three years after each vesting date.

For further information, see the descriptions of certain transactions in the Company’s Annual Report on Form 10-K filed with on March 30, 2021.

Item 4.	Purpose of Transaction

The information set forth in or incorporated by reference in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

All acquisitions by the Reporting Person of Common Stock reported herein were (a) for the purpose of providing the Issuer with working capital, and (b) for investment purposes.

The Reporting Person has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D other than as a member of the Issuer’s Board of Directors.

Item 5.	Interest in Securities of the Issuer

(a), (b) The Reporting Person may be deemed to be the beneficial owner of 3,888,564 shares of Common Stock. This includes (i) 3,478,033 shares of Common Stock, (ii) 1,021 shares of Series A Preferred Stock convertible into 113,444 shares of common stock, (iii) 227,003 Series A Conversion Warrants, (iv) 56,751 Series B Conversion Warrants and 13,667 shares of Common Stock issuable upon the exercise of vested options. This amount, constitutes 42.67% of the Common Stock of the Company, based upon 8,701,532 shares of Common Stock issued and outstanding as of October 5, 2021 plus shares of Common Stock receivable by the Reporting Person upon conversion of Class A Preferred Stock and the exercise of Class A Warrants, Class B Warrants and vested options.

The Reporting Person has the sole power to vote and dispose of all of these shares. The cover page to this Schedule 13D for the Reporting Person is incorporated by reference in its entirety into this Item 5.

(c) The Reporting Person has not effected any transaction in Shares from August 5, 2021 (the date 60 days prior to the filing of this Schedule 13D) to October 6, 2021.

(d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See the descriptions in Certain Transactions in the Company’s Annual Report on Form 10-K filed with on March 30, 2021 relating to the Reporting Person.

Item 7.	Material to Be Filed as Exhibits

The following documents are incorporated by reference.

(i) Share Exchange Agreement, dated May 9, 2018, by and between The OLB Group, Inc. and the stockholders of CrowdPay.US, Inc. filed with Form 8-K filed on May 15, 2018.

(ii) Share Exchange Agreement, dated May 9, 2018, by and between The OLB Group, Inc. and the stockholders of OmniSoft, Inc. filed with Form 8-K filed on May 15, 2018.

(iii) Employment Agreement with Ronny Yakov filed with Form S-1 filed on June 26, 2019.

(iv) Certificate of Designations, Preferences and Rights of Series A Preferred Stock filed with Form 8-K filed on August 12, 2020.

(v) Series A Warrant Agency Agreement (including the terms of the Series A Warrant) filed with Form 8-K filed on August 12, 2020.

(vi) Series B Warrant Agency Agreement (including the terms of the Series B Warrant) filed with Form 8-K filed on August 12, 2020.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 12, 2021
Dated

/s/ Ronny Yakov
Signature

Ronny Yakov
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).